EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,

	2006	2005	2004	2003	2002

Earnings:
Pretax income from continuing operations	$1,848	$4,248	$3,831	$3,415	$3,021
Interest expense	1,297	2,168	1,659	1,606	1,832
Other adjustments	70	150	151	154	174

Total earnings (a)	$3,215	$6,566	$5,641	$5,175	$5,027

Fixed charges:
Interest expense	$1,297	$2,168	$1,659	$1,606	$1,832
Other adjustments	54	151	145	139	151

Total fixed charges (b)	$1,351	$2,319	$1,804	$1,745	$1,983

Ratio of earnings to fixed charges (a/b)	2.38	2.83	3.13	2.97	2.54

Included in interest expense in the above computation is interest expense related to the international banking operations and the cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the American Express Consolidated Statements of Income.

For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs and the interest component of rental expense.